ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Supplement Dated July 3, 2007)
Filed Pursuant to Rule 433
Registration No. 333-142898
July 11, 2007

Bancolombia S.A.
     This Free Writing Prospectus relates only to the securities described in the Preliminary Prospectus Supplement dated July 3, 2007 and should be read together with the Preliminary Prospectus Supplement.
     The terms “Bancolombia,” the “Bank,” “we,” “us,” and “our” are used in this Free Writing Prospectus in the same manner as in the Preliminary Prospectus Supplement.
     A Preliminary Prospectus Supplement of Bancolombia accompanies this Free Writing Prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/1071371/000095012307009546/y36485b2e424b2.htm
     Bancolombia has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Bancolombia has filed with the Securities and Exchange Commission for more complete information about Bancolombia and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, Bancolombia, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-888-722-9555 or by calling Merrill Lynch & Co. toll-free 1-866-500-5408.
     This Free Writing Prospectus sets forth certain changes to the Preliminary Prospectus Supplement to reflect (i) the determination of the number of American depositary shares (“ADSs”) that are being offered as a result of the expiration of the pre-emptive rights offering we launched in the Republic of Colombia (“Colombia”) and (ii) the issuance and publication of Decree No. 2466 of 2007. The information in this Free Writing Prospectus supersedes the information in the Preliminary Prospectus Supplement to the extent such information is inconsistent.
     The Preliminary Prospectus Supplement is revised to reflect the following information where applicable:

Offering	We are offering 8,411,470 ADSs through the underwriters.

Over-allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,261,720 additional ADSs, solely to cover over-allotments.
Addition to the “Summary — Recent Developments”
     On June 29, 2007, the Colombian government issued Decree No. 2466 of 2007 setting forth that portfolio investments made pursuant to ADS programs are exempt from the deposit requirement of Decree No. 1801 of 2007. As a result, neither Bancolombia nor the purchasers of the ADSs pursuant to this offering will be required to deposit with the Central Bank of Colombia 40% of the proceeds of this offering.
     On July 9, 2007, the subscription period for Bancolombia’s preemptive rights offering in Colombia ended. Of the total 60 million preferred shares that were offered, 21,307,238 preferred shares were subscribed by shareholders or assignees, at a price of Ps 15,205 per share, for an aggregate amount of Ps 323,976,553,790. The preferred shares that were not subscribed by the shareholders entitled to exercise the preemptive rights are being offered exclusively outside of Colombia in the form of ADSs as described in this Free Writing Prospectus and the Preliminary Prospectus Supplement.